Exhibit 99.1

February 17, 2026
Via Email and Certified Mail

Board of Directors

Innventure Inc.
6900 Tavistock Lakes Blvd, Suite 400
Orlando, FL 32827

To the Board of Directors:

Commonwealth Asset Management (collectively with its affiliates, “we” or “our”) is a significant shareholder of Innventure Inc. (“Innventure,” “INV” or the “Company”). We write to you today to express our profound dissatisfaction with the Company’s performance, governance practices, and strategic direction. We have been monitoring the Company closely following its de-SPAC transaction in October 2024. In light of the Company’s continued inability to generate meaningful, or any, value for shareholders, and its obstinate insistence on continuing to undertake dilutive financings that have actively eroded value for shareholders, we feel compelled to take an active stance to safeguard the value of our investment and the investment of all of INV’s shareholders.

Innventure’s current business plan and financial trajectory are untenable. The Company continues to fund both operations and portfolio investments through ongoing stock sales rather than organic revenue generation. Based on the Company’s public disclosures, Innventure is spending roughly 20–30% of its market capitalization each year, funded by these stock sales.1 This level of spending is not only value destructive and dilutive to existing shareholders, but reckless for any public company. To make matters worse, roughly half of the funds obtained from these stock sales are spent on excessive corporate overhead – including the maintenance of approximately 30 full-time employees – rather than on value-creating opportunities; the remainder is deployed into long-dated venture initiatives that, by management’s own guidance, will not produce meaningful returns for years.1

The disparity between Innventure’s cost structure and its de facto peers is particularly disturbing. Management has informed shareholders that it has raised and deployed roughly $100 million to date.1 A venture capital firm of that scale, or frankly any investment firm with similar levels of assets under management, would earn approximately $2 million in annual management fees to fund overhead. Innventure, by contrast, is spending approximately $20 million per year on its own overhead, not including its operating businesses. In our experience, this is a level of expense appropriate for a venture platform with $1–2 billion of assets under management, which is 10X to 20X what Innventure actually manages. There is simply no justification, by any industry standard, for this level of spending.

The outcome is predictable: continued pressure on the stock price, escalating dilution, deteriorating investor confidence, and a near-term liquidity crisis if corrective action is not taken immediately.

1 Innventure Securities and Exchange Commission (“SEC”) filings.

This state of affairs is especially egregious considering the performance of Accelsius, the Company’s majority-owned subsidiary and the clear crown jewel of the Innventure portfolio. Accelsius has established genuine market leadership in two-phase direct-to-chip cooling for data centers at a moment when the datacenter sector is undergoing unprecedented infrastructure investment.

●	On November 17, 2025, in a sign of accelerating commercialization, Accelsius announced a groundbreaking agreement with DarkNX to deploy its technology across a 300 megawatt AI datacenter campus—the largest two-phase direct-to-chip deployment on record.[2]
●	On January 12, 2026, Accelsius announced a $65 million Series B financing led by a strategic investment from Johnson Controls (NYSE: JCI) & Legrand (OTCMKTS: LGRDY),[3] further-cementing its position as a premier cooling innovator serving the rapidly growing datacenter market.

Despite this excellent news at their star subsidiary, Innventure has continued to undertake stock sales, thereby diluting existing shareholders’ ownership of Accelsius, in order to fund Innventure’s value-depleting corporate overhead and unrelated investments with uncertain return profiles and timelines.

Most recently, Innventure announced a $40 million Registered Direct Offering, with a large share of proceeds apparently intended for similarly value-destructive use.4 These actions result in one-way, irreversible dilution of what would otherwise be a near-term windfall for Innventure shareholders as Accelsius achieves large-scale distribution.

That the market agrees with our assessment is already clear. In spite of historically unprecedented growth and multiples treatment in every datacenter adjacency imaginable, Innventure trades at a substantial discount to the market value of its ownership in Accelsius due to the factors outlined here: an unjustifiably large cash burn for Innventure overhead, value-impairing cash allocation decisions, and the market’s subsequent loss of confidence in management.

In point of fact, since the de-SPAC transaction on October 3, 2024, INV stock has fallen by nearly 70% even as the broader stock market has enjoyed a historic run over the same period.5 In past month alone, INV stock has fallen by nearly 25%.6 Moreover, INV has meaningfully underperformed a basket of de-SPAC transactions that were completed since 2024.

2 https://accelsius.com/darknx-accelsius-press-release/

3 https://www.innventure.com/news/accelsius-closes-65-million-series-b-funding-led-by-johnson-controls-legrand-joining-round-to-scale-liquid-cooling-for-gigawatt-class-ai-factories

4 https://finance.yahoo.com/news/innventure-inc-announces-pricing-40-044000512.html; Innventure SEC filings

5 Bloomberg, measured from October 3, 2024 to the present.

6 Bloomberg, measured from February 13, 2026.

We believe management’s active – if unintentional – value destruction is rooted in structural failures in corporate governance and strategy. Three of eight directors -- or 37.5% of the Company’s Board of Directors (the “Board”) -- serve dual roles as both senior executives and members of the Board and its Executive Committee. This flies in the face of the most basic precepts of corporate governance. A board made up of a company’s most senior executives cannot meaningfully oversee those very executives. This is all too clear when you consider the extravagant level of overhead in which Innventure indulges and the massive dilution it undertakes to pay for it.

Fortunately for both INV and its shareholders, the remedy is straightforward and entirely achievable if undertaken with urgency. We believe Innventure must:

1.	Immediately and materially reduce corporate-level spending to the absolute minimum required to maintain its public listing and support Accelsius, as well as service the modest conventional debt it possesses (in contrast to the so-called equity linked convertible debt that the Company issues to fund its excessive overhead). At its core, we believe that INV should be a pass-through vehicle for its explosive growth asset, Accelsius. In our view, this is far and away the best course of action for Innventure shareholders. There is no logical or fiduciary reason to maintain the vast majority of the Innventure overhead – full stop.

2.	Cease funding any venture initiatives other than Accelsius – new or existing – at the parent level: all such investments must be financed directly at the subsidiary level, even if doing so requires dilution at those subsidiaries. Given that management has been unable to summon adequate resources at the parent company level, we justifiably question the validity of the attempt to pursue additional “incubations” and believe that any further attempts are fools’ errands at the present time given the Company’s market capitalization. On the positive side, any venture portfolio manager would be envious of the outcome of Accelsius. We certainly acknowledge that management has created a bona fide success. Our sole purpose here is to protect the interests of Innventure shareholders by avoiding undermining the fruits of this accomplishment.

3.	Deploy any excess capital remaining into Accelsius, the Company’s only near-term, high-conviction driver of shareholder value. If there is capital remaining at the Innventure level, it should be invested in Accelsius in exchange for additional equity. We applaud Innventure’s apparent intention to convert approximately $8 million of intercompany debt lent from Innventure to Accelsius into attractively priced Accelsius equity.

4.	Undergo a comprehensive reconstitution of the Board and management to support the above.

The time for action is at hand and, accordingly, we have decided to issue this public letter to bring all shareholders’ attention to the glaring issues facing the Company and intend to take all actions with respect to our investment as we deem appropriate.

Interestingly enough, and relevant to the discussion at hand, we believe that management would benefit as much as any other shareholder from our recommendations given management’s own substantial, personal ownership interests in Innventure and Accelsius. We are highly confident that the value creation and realization potential of narrowing focus on Accelsius – a clear winner in one of the most dramatic capital buildout sectors in modern history – is dramatic.

Should management wish to pursue their dream of an industrial technology incubator in the future, they would be better-served by adhering to our guidance, thereby protecting – rather than squandering – the value of Accelsius’ success. That success would be advantageous to any subsequent efforts by members of management to form and finance a private industrial technology incubator, having previously created and responsibly stewarded value for their Innventure shareholders.

Should management and the Board nevertheless – and contrary to the interests of Innventure shareholders (including themselves) – fail to adopt our recommendations as outlined above, we may be compelled to take further action, including engaging with other shareholders to build consensus for change and opposing future dilutive financings that fund management’s extravagant Innventure overhead.

We are confident that the overwhelming majority of Innventure shareholders will agree that intervention is necessary, and that it offers an immediate path to the creation of significant shareholder value. We believe the adoption of the steps outlined in this letter will represent a new day of active value creation, rather than value destruction, at the INV level.

In closing, we want to be clear: we did not seek an activist role in this Company, but continued governance failures, massively dilutive financings to no defensible end, dramatic share price underperformance and the refusal of management to course-correct leave us no alternative, and we are committed to seeing the Company realize its true potential for the benefit of all stakeholders.

Sincerely,

Adam Fisher

Commonwealth Asset Management